

October 29, 2014

Via E-mail
Mr. Claudio Zezza
Chief Financial Officer
TIM Participacoes S.A.
Avenida das Americas, 3,434 - 7° andar
22640-102 Rio de Janeiro, RJ, Brazil

> **Re:** **TIM Participacoes S.A.**
> **Form 20-F for the Year Ended December 31, 2013**
> **Filed April 15, 2014**
> **Response dated October 16, 2014**
> **File No. 001-14491**

Dear Mr. Zezza:

We have reviewed your response letter and have the following comment. Please provide us with the requested information so we may better understand your disclosures.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comment, we may have additional comments.

Authorizations and Concessions, page 58

1. Please tell us whether your property, plant and equipment that are subject to concessions could revert to the Brazilian government upon the expiration, revocation or termination of the concessions. If so, tell us how you are accounting for such property, plant and equipment. Refer to your basis in the accounting literature including IFRIC 12. In addition, please tell us the residual value of the property, plant and equipment as of December 31, 2013 and where such assets are classified in your balance sheets.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director